Condensed Consolidated Interim Financial Statements

Points International Ltd.

March 31, 2020

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Points International Ltd.

Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars

(Unaudited)

As at	Note	March 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$104,517	$69,965
Cash held in trust		1,154	2,534
Funds receivable from payment processors		1,559	14,302
Accounts receivable	13	14,512	21,864
Prepaid taxes		195	194
Prepaid expenses and other assets	12	1,866	2,153
Total current assets		$123,803	$111,012
Non-current assets
Property and equipment		2,335	2,371
Right-of-use assets		2,761	3,060
Intangible assets		12,799	12,806
Goodwill	4	7,130	7,130
Deferred tax assets		2,444	2,105
Other assets		216	216
Total non-current assets		$27,685	$27,688
Total assets		$151,488	$138,700

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	13	$9,255	$13,766
Income taxes payable		598	2,326
Payable to loyalty program partners		57,691	78,270
Current portion of lease liabilities		1,210	1,323
Current portion of other liabilities	12	2,006	797
Total current liabilities		$70,760	$96,482

Non-current liabilities
Long term debt	8	40,000	-
Lease liabilities		1,745	2,209
Other liabilities		86	95
Deferred tax liabilities		864	722
Total non-current liabilities		$42,695	$3,026
Total liabilities		$113,455	$99,508

SHAREHOLDERS' EQUITY
Share capital		48,826	45,799
Contributed surplus		-	-
Accumulated other comprehensive (loss) income		(818)	184
Accumulated deficit		(9,975)	(6,791)
Total shareholders' equity		$38,033	$39,192
Total liabilities and shareholders' equity		$151,488	$138,700
Guarantees and Commitments	10
Subsequent Events	14

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.

Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

(Unaudited)

For the three months ended March 31	Note	2020	2019
REVENUE
Principal		$75,870	$90,006
Other partner revenue		6,803	5,937
Total Revenue	5	$82,673	95,943
Direct cost of revenue		68,846	82,577
Gross Profit		$13,827	$13,366

OPERATING EXPENSES
Employment costs		7,708	7,636
Marketing and communications		422	379
Technology services		752	617
Depreciation and amortization		1,249	1,142
Foreign exchange gain		(38)	(244)
Other operating expenses		2,408	1,580
Total Operating Expenses		$12,501	$11,110

Finance income		(189)	(262)
Finance costs		88	76

INCOME BEFORE INCOME TAXES		$1,427	$2,442

Income tax expense		309	685
NET INCOME		$1,118	$1,757

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will subsequently be reclassified to profit or loss: Unrealized (loss) gain on foreign exchange derivatives designated as cash flow hedges		(1,485)	238
Income tax effect		393	(63)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges		99	249
Income tax effect		(26)	(66)

Foreign currency translation adjustment		17	24

Other comprehensive (loss) income for the period, net of income tax		$(1,002)	$382
TOTAL COMPREHENSIVE INCOME		$116	$2,139
EARNINGS PER SHARE
Basic earnings per share	7	$0.08	$0.13
Diluted earnings per share	7	$0.08	$0.12

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points International Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

		Attributable to equity holders of the Company
Expressed in thousands of United States dollars except number of shares (Unaudited)		Share Capital		Contributed surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Note	Number of Shares	Amount

Balance at December 31, 2019		13,241,516	$45,799	$-	$184	$(6,791)	$39,192
Net income		-	-	-	-	1,118	1,118
Other comprehensive loss, net of tax		-	-	-	(1,002)	-	(1,002)
Total comprehensive income		-	-	-	(1,002)	1,118	116
Effect of equity-settled share-based payment	9	-	-	879	-	-	879
Share issuances - options exercised		50,299	506	(439)	-	-	67
Settlement of RSUs	9	-	2,759	(3,938)	-	-	(1,179)
Shares repurchased and cancelled	6	(67,483)	(238)	(804)	-	-	(1,042)
Reclassification within equity(1)		-	-	4,302	-	(4,302)	-
Balance at March 31, 2020		13,224,332	$48,826	$-	$(818)	$(9,975)	$38,033

Balance at December 31, 2018		14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income		-	-	-	-	1,757	1,757
Other comprehensive income, net of tax		-	-	-	382	-	382
Total comprehensive income		-	-	-	382	1,757	2,139
Effect of equity-settled share-based payment	9	-	-	1,217	-	-	1,217
Share issuances - options exercised		2,338	28	(7)	-	-	21
Settlement of RSUs	9	-	1,277	(4,242)	-	-	(2,965)
Shares purchased and held in trust	9	-	(599)	-	-	-	(599)
Shares repurchased and cancelled	6	(219,641)	(845)	(1,414)	-	(197)	(2,456)
Balance at March 31, 2019		13,894,561	$53,747	$-	$(264)	$(15,116)	$38,367

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

(1) The Corporation has adopted a policy that when contributed surplus is in debit balance, the amount is reclassified to accumulated deficit for financial statement presentation purposes.

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Points International Ltd.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars

(Unaudited)

For the three months ended March 31	Note	2020	2019
Cash flows from operating activities
Net income for the period		$1,118	$1,757
Adjustments for:
Depreciation of property and equipment		339	288
Depreciation of right-of-use assets		299	283
Amortization of intangible assets		611	571
Unrealized foreign exchange gain		(1,087)	(123)
Equity-settled share-based payment transactions	9	879	1,217
Finance costs		88	76
Deferred income tax expense		170	110
Derivative contracts designated as cash flow hedges		(1,386)	487
Changes in cash held in trust		1,380	-
Changes in non-cash balances related to operations	11	(5,282)	1,471
Interest paid		(43)	(76)
Net cash (used in) provided by operating activities		$(2,914)	$6,061

Cash flows from investing activities
Acquisition of property and equipment		(303)	(520)
Additions to intangible assets		(604)	(287)
Net cash used in investing activities		$(907)	$(807)

Cash flows from financing activities
Proceeds from long term debt	8	40,000	-
Payment of lease liabilities		(326)	(212)
Proceeds from exercise of share options		67	21
Shares repurchased and cancelled	6	(1,042)	(2,456)
Purchase of share capital held in trust	9	-	(599)
Taxes paid on net settlement of RSUs		(1,179)	(2,965)
Net cash provided by (used in) financing activities		$37,520	$(6,211)

Effect of exchange rate fluctuations on cash held		853	147
Net increase (decrease) in cash and cash equivalents		$34,552	$(810)
Cash and cash equivalents at beginning of the period		$69,965	$69,131
Cash and cash equivalents at end of the period		$104,517	$68,321

Interest received		$213	$262
Taxes paid		$(1,842)	$(614)

Amounts received in interest and paid in taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

1. REPORTING ENTITY

Points International Ltd. (the "Corporation") is a company domiciled in Canada. The address of the Corporation's registered office is 111 Richmond Street West, Suite 700, Toronto, ON, Canada M5H 2G4. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2020 comprise the Corporation and its wholly-owned subsidiaries: Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., Points Travel Inc., Points Development (US) Ltd., Points Holdings Ltd. and its wholly-owned subsidiaries, Points International (Singapore) Private Limited and Points International FZ-LLC. The Corporation's shares are publicly traded on the Toronto Stock Exchange ("TSX") as PTS and on the NASDAQ Capital Market ("NASDAQ") as PCOM.

The Corporation operates in three reportable segments (see Note 5 below.)

Segment	Principal Activities
Loyalty Currency Retailing	Consists primarily of products and services that facilitate the sale or transfer of loyalty currency direct to loyalty program members.
Platform Partners	A portfolio of technology solutions that enables the broad distribution of loyalty currencies across loyalty program and third party channels.
Points Travel	White-label travel booking solution for the loyalty industry that allows consumers to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

The Corporation's operations can be moderately influenced by seasonality.  Historically gross profit is highest in the fourth quarter in each year as certain product offerings and promotional activity in the Loyalty Currency Retailing segment peak during this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2019 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three months ended March 31, 2020 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

The notes presented in these first quarter 2020 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2019 and are not fully inclusive of all disclosures required by International Financial Reporting Standards ("IFRS") for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation's annual audited consolidated financial statements for the year ended December 31, 2019. All amounts are expressed in thousands of United States dollars ("USD"), except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 13, 2020.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation's annual audited consolidated financial statements for the year ended December 31, 2019.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

(a) New standards adopted in 2020

The following amendments are effective from January 1, 2020, but they do not have a material impact on the Corporation's condensed consolidated interim financial statements:

  IAS 1, Presentation of Financial Statements; and
  IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

(b) Long term debt

Long term debt represents the outstanding balance that the Corporation has drawn on its $50.0 million senior secured revolving credit facility; refer to Note 8. Long term debt is measured at amortized cost under IFRS 9, Financial Instruments.

4. COVID-19

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China. Throughout the first three months of 2020, COVID-19 spread to other regions around the world, with the World Health Organization declaring the outbreak as a global pandemic on March 11, 2020. Many governments around the world responded to the pandemic by implementing a variety of measures to reduce the spread of COVID-19, including travel restrictions and bans, social distancing measures, quarantine advisories, and the closure of non-essential businesses.  As a result of these measures, there has been an unprecedented decline in travel, which has had a significant impact on the Corporation's business.

As travel restrictions were more broadly implemented by governments around the world in mid-March 2020, the Corporation started to experience a significant decline in transaction volumes and resulting revenue and gross profit. While each of the operating segments experienced significant transaction declines starting in mid-March 2020, the degree of the decline varied by line of business and product.

The Corporation considered whether the declines in revenue and gross profit, and reduced cash flow projections as a result of COVID-19 were indicators that the goodwill and indefinite life intangible assets may be impaired. The Corporation assessed qualitatively and quantitively the recoverable amount of its cash generating units as at March 31, 2020. Based on facts and circumstances present as at March 31, 2020, it was concluded that there was no impairment.

The duration and impact of the COVID-19 pandemic remains unknown.  Some of the key assumptions used in the impairment assessment, including cash flow projections, discount rates, and terminal growth rates may change in future periods.  Given the high degree of uncertainty with the impact of COVID-19, management used multiple, probability weighted cash flow projections in determining the recoverable amount.

The COVID-19 pandemic, the measures taken by governments of countries affected and the resulting economic impact may continue to adversely affect the Corporation's financial performance, cash flows and financial position as well as that of its partners in future periods.

In response to the COVID-19 pandemic, starting in the second half of March 2020, the Corporation took the following measures to mitigate the impact of the pandemic on the business, preserve cash, and improve the Corporation's overall liquidity:

  Paused all hiring activity and, where able, reallocated internal resources to focus on in-year revenue opportunities.
  Reduced or suspended most discretionary spending, including marketing spend, office expenses, travel related expenditures, and employer contributions to retirement savings plans.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)
  Pursued government assistance programs available to the Corporation in the jurisdictions in which the Corporation operates; refer to Note 14.
  Suspended future share buyback activity under the Normal Course Issuer Bid ("NCIB").
  Paused funding of the restricted share unit ("RSU") plan.
  Drew down $40,000 from the previously undrawn senior secured credit facility; refer to Note 8.
  Reduced or suspended capital expenditures.
  Took advantage of tax relief packages in the jurisdictions in which the Corporation operates, including the deferral of monthly tax instalments in Canada and Singapore.

5. OPERATING SEGMENTS

The Corporation's reportable segments are Loyalty Currency Retailing, Platform Partners and Points Travel. These operating segments are organized around differences in products and services.

The Corporation's measure of segment profit or loss is represented by Contribution, which is used by the Chief Operating Decision Maker ("CODM") in reviewing segment results and making resource allocation decisions. Contribution is defined as gross profit (total revenue less direct cost of revenue) for the relevant operating segment less direct adjusted operating expenses. Direct adjusted operating expenses are expenses which are directly attributable to each operating segment.  Assets and liabilities are not provided to the CODM at the operating segment level and are therefore not allocated to the operating segments for reporting purposes. There have been no changes in the Corporation's determination of its reportable segments.

For the three months ended March 31, 2020:	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	$80,193	$1,877	$603	$82,673
Direct cost of revenue	68,597	237	12	68,846
Gross profit	11,596	1,640	591	13,827
Direct adjusted operating expenses	3,800	923	1,647	6,370
Contribution	$7,796	$717	$(1,056)	$7,457
Indirect adjusted operating expenses[1]				4,041
Finance income				(189)
Finance costs				88
Equity-settled share-based payment expense				879
Income tax expense				309
Depreciation and amortization				1,249
Foreign exchange gain				(38)
Net income				$1,118

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

For the three months ended March 31, 2019:	Loyalty Currency Retailing	Platform Partners	Points Travel	Total
Total revenue	$93,618	$1,891	$434	$95,943
Direct cost of revenue	82,433	140	4	82,577
Gross profit	11,185	1,751	430	13,366
Direct adjusted operating expenses	3,185	947	1,563	5,695
Contribution	$8,000	$804	$(1,133)	$7,671
Indirect adjusted operating expenses[1]				3,300
Finance income				(262)
Finance costs				76
Equity-settled share-based payment expense				1,217
Income tax expense				685
Depreciation and amortization				1,142
Foreign exchange gain				(244)
Net income				$1,757

1 Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure.

Enterprise-wide disclosures - Geographic information

For the three months ended March 31	2020		2019
Revenue
United States	$72,025	87%	$85,153	89%
Europe	5,867	7%	5,589	6%
Other	4,781	6%	5,201	5%
	$82,673	100%	$95,943	100%

Revenue earned by the Corporation is generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs with which the Corporation partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation's loyalty partners. As at March 31, 2020, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three month period ended March 31, 2020, there were two (2019 - three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation's total revenue. In aggregate, sales to the members of these partners represented 57% (2019 - 70%) of the Corporation's total revenue.

6. CAPITAL AND OTHER COMPONENTS OF EQUITY

Normal Course Issuer Bid

On March 8, 2017, the Board of Directors of the Corporation approved a plan to repurchase the Corporation's common shares. On August 14, 2018, the NCIB program was renewed with a total of 710,893 shares to be repurchased under this 2018 plan (the "2018 Repurchase"), representing 5% of the Corporation's 14,217,860 shares issued and outstanding as of July 31, 2018. The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2018 Repurchase.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

On August 14, 2019, the NCIB program was renewed with a total of 679,034 shares to be repurchased under this 2019 plan (the "2019 Repurchase"), representing 5% of the Corporation's 13,580,692 shares issued and outstanding as of July 31, 2019. The Corporation has entered into an automatic share purchase plan with a broker in order to facilitate the 2019 Repurchase.

The primary purpose of the NCIB repurchases is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods.  Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation's written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation's cash position, and other factors.

During the three months ended March 31, 2020, the Corporation repurchased and cancelled 67,483 common shares (2019 - 219,641) at an aggregate purchase price of $1,042 (2019 - $2,456), resulting in a reduction of share capital of $238 (2019 - $845), a reduction of contributed surplus of $804 (2019 - $1,414), and an increase in accumulated deficit of nil (2019 - $197).

7. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	For the three months ended March 31
	2020	2019
Net income available to common shareholders for basic and diluted earnings per share	$1,118	$1,757
Weighted average number of common shares outstanding - basic	13,213,200	14,003,876
Effect of dilutive securities	340,270	106,647
Weighted average number of common shares outstanding - diluted	13,553,470	14,110,523
Earnings per share - reported
Basic	$0.08	$0.13
Diluted	$0.08	$0.12

a) Diluted earnings per share

For the three months ended March 31, 2020, there were no options (2019 - 109,169) excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Corporation's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

8. LONG TERM DEBT

The outstanding long term debt balance relates to the Corporation's draw down on its $50.0 million senior secured revolving credit facility with Royal Bank of Canada and The Bank of Nova Scotia. With the approval of the lenders, the credit facility can be expanded to a total of $65.0 million. The credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures and acquisitions. This credit facility matures in December 2022 and has no fixed repayment dates prior to maturity. Drawdowns and advances under the credit facility are based on Canada prime rate, US base rate, Bankers Acceptance (BS), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%. As at March 31, 2020, the Corporation had drawn a $20.0 million USD US Base Rate Advance, at an interest rate of 4.50% and a $20.0 million USD one month LIBOR Advance, at an interest rate of 1.75%. The credit facility contains customary representations and warranties, events of default, and certain non-financial and financial covenants, including ratios based on net senior leverage, interest coverage and fixed charge coverage (if applicable). The Corporation is in compliance with all applicable covenants under this agreement as at March 31, 2020 and expects that it will maintain compliance with these covenants for the next year based on current forecasts. However, the duration and the impact of the COVID-19 pandemic remains unknown. If the Corporation expects to be unable to maintain compliance with such covenants in future periods, the Corporation would seek to obtain an amendment or waiver from the Corporation's lenders, refinance the credit facility, or take other mitigating actions prior to a potential breach.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

On May 31, 2019, the Corporation's previous credit facilities with Royal Bank of Canada expired. The two facilities available to the Corporation prior to the expiration were as follows:

  Revolving operating facility of $8,500 at an interest rate range of 0.35% to 0.75% per annum over the bank base rate.
  Term loan facility of $5,000 to be utilized solely for the purposes of financing the cash consideration relating to acquisitions made by the Corporation, at an interest rate range of 0.40% to 0.80% per annum over the bank base rate.

The Corporation was in compliance with all applicable financial and non-financial covenants under these agreements as at March 31, 2019. The Corporation had no borrowing under these previous credit facilities as at or during the three months ended March 31, 2019.

9. SHARE-BASED PAYMENTS

As at March 31, 2020, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. In the three month period ended March 31, 2020, the Corporation did not grant any options (2019 - 108,000 performance options granted).

As the impact of COVID-19 deferred the expected achievement of performance thresholds for the performance options, during the first quarter of 2020, the Corporation reassessed the probability of achieving the specified performance metrics for the performance options. During the three months ended March 31, 2020, the Corporation recognized employment costs of $6 (2019 - $146) related to its share option plan.

The share option plan authorized the number of options for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at March 31, 2020 and 2019 are shown in the table below:

	March 31, 2020	March 31, 2019
Shares outstanding as at March 2, 2016	15,298,602	15,298,602
Percentage of shares outstanding	10%	10%
Net options authorized	1,529,860	1,529,860
Less: options issued & outstanding	(1,159,411)	(1,234,857)
Options available for grant	370,449	295,003

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation's daily share price fluctuated over a period commensurate with the expected life of the options. The fair value of options granted during the three months ended March 31, 2019 were calculated using the following assumptions.

2019
Dividend yield	NIL
Risk free rate	1.60% - 1.64%
Expected volatility	40.79% - 43.76%
Expected life of options in years	3.10 - 6.00
Weighted average fair value of options granted (CAD)	$5.23 - $7.54

A summary of the status of the Corporation's share option plan as of March 31, 2020 and 2019, and changes during the three months ended on those dates is presented below.

	2020		2019
	Number of Options	Weighted Average Exercise Price (in CAD$)	Number of Options	Weighted Average Exercise Price (in CAD$)
Beginning of period	1,321,288	$14.26	1,229,040	$15.00
Granted	-	-	108,000	$17.05
Exercised	(158,975)	$12.34	(2,338)	$12.34
Expired and forfeited	(2,902)	$12.34	(99,845)	$30.84
End of period	1,159,411	$14.53	1,234,857	$13.90
Exercisable at end of period	47,311	$12.27	196,857	$12.05

As at March 31, 2020:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$5.00 to $9.99	22,280	0.94	$9.89	22,280	$9.89
$10.00 to $14.99	849,131	4.66	$13.89	11,531	$11.28
$15.00 to $19.99	288,000	5.33	$16.76	13,500	$17.05
	1,159,411			47,311

As at March 31, 2019:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$5.00 to $9.99	22,280	1.95	$9.89	22,280	$9.89
$10.00 to $14.99	1,103,408	4.97	$13.67	173,408	$12.27
$15.00 to $19.99	109,169	4.92	$17.08	1,169	$19.82
	1,234,857			196,857

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

Share unit plan

The Corporation's share unit plan includes RSUs and performance share units ("PSUs"). RSUs vest on grant date, over a period of up to three years after the grant date or in full on the third anniversary of the grant date. PSUs vest on the third anniversary of the grant date.  The number of PSUs that vest is based on the achievement of specified non-market performance conditions. The fair value of each share unit is determined at grant date using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the share unit's vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

During the three months ended March 31, 2020, 421,048 share units were granted (2019 - 334,534 share units). As at March 31, 2020, 556,244 share units were outstanding (2019 - 536,533 share units).

During the three months ended March 31, 2020, the Corporation recognized employment costs of $873 (2019 - $1,071) related to its share unit plan.

	Number of Share units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2020	496,942	$14.63
Granted	421,048	$16.41
Vested	(359,723)	$14.92
Forfeited	(2,023)	$16.72
Balance at March 31, 2020	556,244	$15.79

	Number of Share units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2019	657,727	$11.50
Granted	334,534	$17.05
Vested	(452,164)	$12.53
Forfeited	(3,564)	$11.30
Balance at March 31, 2019	536,533	$14.09

Under the share unit plan, share units can be settled in cash or shares at the Corporation's discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. During the three months ended March 31, 2020, the Corporation did not purchase any shares for the trust (2019 - purchased 60,000 share units at a cost of $599). The Corporation paid certain withholding taxes in cash rather than reselling shares held in trust into the market. During the first quarter of 2020, 359,723 share units (2019 -  452,164) vested, for which the Corporation settled 253,104 share units (2019 - 220,538) through the issuance of shares held in trust and paid $1,179 (2019 - $2,965) of withholding taxes.

10. GUARANTEES AND COMMITMENTS

	Total	Year 1(2)	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)	$592,428	$121,118	$161,126	$130,679	$130,116	$49,389

(1) For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner.  Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

11. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

For the three months ended March 31	2020	2019
Decrease in funds receivable from payment processors	$12,743	$5,934
Decrease in accounts receivable	7,352	2,228
(Increase) Decrease in prepaid taxes	(1)	9
Decrease (Increase) in prepaid expenses and other assets	287	(108)
Decrease in accounts payable and accrued liabilities	(4,556)	(899)
Decrease in income taxes payable	(1,728)	(70)
Increase (Decrease) in other liabilities	1,200	(510)
Decrease in payable to loyalty program partners	(20,579)	(5,113)
	$(5,282)	$1,471

12. FINANCIAL INSTRUMENTS

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the condensed consolidated interim statement of financial position (funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at March 31, 2020 and December 31, 2019 due to their short-term maturities. The fair value of long term debt approximates the carrying value at March 31, 2020.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The carrying value of financial assets and financial liabilities measured at fair value in the condensed consolidated interim statements of financial position as at March 31, 2020 and December 31, 2019 are as follows:

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POINTS INTERNATIONAL LTD. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

As at March 31, 2020	Carrying Value	Level 2
Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	$(1,157)	$(1,157)
	$(1,157)	$(1,157)

As at December 31, 2019	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(i)	$229	$229
Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(i)	(1)	(1)
	$228	$228

(i) The carrying values of the Corporation's foreign exchange forward contracts are included in prepaid and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at March 31, 2020 and December 31, 2019 and there were no transfers of fair value measurement between Levels 2 and 3 of the fair value hierarchy in the respective periods.

13. TAX REBATE RELATED TO PRIOR YEARS

The Corporation filed for a tax rebate of $6,027, net of fees, related to prior years and was accepted by the tax authorities during the second quarter of 2019. As at December 31, 2019, the related receivable and associated fees payable are recorded in accounts receivable and accounts payable and accrued liabilities in the condensed consolidated interim statements of financial position, respectively. The Corporation received the tax rebate from the tax authorities in the first quarter of 2020.

14. SUBSEQUENT EVENTS

Subsequent to March 31, 2020, the Government of Canada provided details of the Canada Emergency Wage Subsidy ("CEWS"), which provides eligible employers with subsidies on employee renumeration for twelve weeks, retroactively from March 15, 2020 to June 6, 2020. Subsequent to the end of the first quarter of 2020, the Corporation has filed its first claim for the subsidy covering the period from March 15 to April 11, 2020.

Subsequent to March 31, 2020, the Corporation also filed and received its claim under the US Small Business Association Payment Protection Program ("PPP") as provided in the Coronavirus Aid, Relief and Economic Security Act ("CARES"), which was passed into law by the US government on March 27, 2020. The PPP provides funds to pay up to eight weeks of payroll and other expenses including rent and utilities.  The Corporation expects to meet the criteria required for the loan to be fully forgiven.

Financial results for the quarter ended March 31, 2020 do not include the benefit of the CEWS claim or the PPP.

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